UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934


                             Power Exploration, Inc.
                                (Name of Issuer)


                          Common Stock, par value $0.02
                         (Title of Class of Securities)


                                   739272 20 1
                                 (CUSIP Number)

   Joe Bill Bennett, 11701 South Freeway, Burleson, Texas 76028 (817) 293-9334
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                January 19, 2000
             (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13A, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).


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                                  SCHEDULE 13D

CUSIP No. 739272 20-1

1)  NAME OF REPORTING PERSONS

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Allen Z. Wolfson

2)  CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP
                                                                       (A) (   )
                                                                       (B) (   )

3)  SEC USE ONLY

4)  SOURCE OF FUNDS

 OO

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(E).        [   ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION

Citizen of the State of Utah

                           7)  SOLE VOTING POWER                    725,200
NUMBER OF
SHARES
BENEFICIALLY               8)  SHARED VOTING POWER                     0
OWNED BY
EACH
REPORTING                  9)  SOLE DISPOSITIVE POWER               725,200
PERSON WITH

                           10)  SHARED DISPOSITIVE POWER               0


11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
725,200

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (  )

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.55%

14)  TYPE OF REPORTING PERSON

IN


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Item 1.  Security and Issuer

     This schedule relates to common stock, par value $0.02 per share, of Power Exploration, Inc. ("Common Stock"). Power Exploration, Inc. ("Power Exploration") is a Nevada corporation with principal offices at 5416 Birchman Avenue, Fort Worth, Texas 76107.

Item 2.  Identity and Background

(a) This schedule is filed by Allen Z. Wolfson, a Utah resident.

(b) The business address for Allen Z. Wolfson is 268 West 400 South, Suite 300, Salt Lake City, Utah 84101

(c) The principal business of Mr. Wolfson is providing financial and business consulting services.

(d) During the last five (5) years, Mr. Wolfson has not been convicted in a criminal proceeding.

(e) During the last five (5) years Mr. Wolfson has not been a party to a civil proceeding which has resulted in a judgment, decree or final order enjoining future violations of or prohibiting or mandating any activities subject to state or federal securities laws or finding a violation of such laws.

(f) Mr. Wolfson is a United States citizen and a citizen of the State of Utah

Item 3.  Source and Amount of Funds or Other Consideration

     The 725,200 shares that are the impetus for filing this schedule consist of 400,000 shares issued to Mr. Wolfson aggregated with an additional 350,000 shares he will receive for consulting services after March 7, 2000 pursuant to an advisory agreement, less 24,800 of these shares which have been sold (see
Item 5 below). Pursuant to the Agreement with Power Exploration, Mr. Wolfson has agreed to provide services to Power Exploration, Inc. in exchange for the 750,000 shares of stock issued to him by the corporation.

Item 4.  Purpose of Transaction

     The following discussion states the purpose or purposes of the acquisition of securities of the issuer and describes any plans or proposals resulting in material transactions with Power Exploration.

     Mr. Wolfson is an individual who specializes in providing business consulting services. Mr. Wolfson has no current plans to purchase additional shares or to dispose of any of its shares in Power Exploration, Inc., other than as allowed pursuant to the Advisory Agreement.

     Mr. Wolfson has no current plans which relate to or would result in any extraordinary corporate transaction; a sale or transfer of a material amount of assets; a change in company management, directors, capitalization, dividend policy, or other material change in corporate business or structure. Mr. Wolfson does not plan to take an active part in company affairs other than to provide the services which he has contracted to provide pursuant to the Agreement referred to in Item 3, above, and attached as an exhibit hereto.

     Mr. Wolfson's intentions are to assist Power, pursuant to said Agreement, by helping it find suitable business opportunities, by assisting in implementing Power's growth strategies and providing general consulting on business and financial issues.

Item 5.  Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by Mr. Wolfson may be found in rows 7 - 11 and 13 of the cover page.

(b) The powers that Mr. Wolfson has relative to the shares discussed herein may be found in rows 7 through 10 of the cover page. The quantity of shares owned by Mr. Wolfson is 725,200 shares of Common Stock, 375,200 of which are the remainder of the 750,000 shares owed to Mr. Wolfson pursuant to the Advisory Agreement dated December 8, 1999 (Exhibit "A" hereto). 400,000 of these shares have been previously issued and a portion thereof sold (see table below), and 350,000 of these shares are scheduled to be issued subsequent to March 6, 2000. These shares were acquired for services.

(c) Except as set forth below, there were no transactions in the class of securities reported on that were effected during the last sixty days aside from those discussed in Item 4.

         A-Z Professional Consultants, a Utah corporation, owned by Allen Z. Wolfson made the following transactions in common stock of Power Exploration, Inc. within sixty days of the filing date of this Form 13D.

DATE             BOUGHT                   SOLD                           PRICE
11/30/99          500                                                   $3.15
12/27/99                                 2,887*                         $2.61

          * This sale brought the number of shares owned by A-Z Professional Consultants, Inc. to 0.

          Allen Z. Wolfson made the following transactions in common stock of Power Exploration, Inc. within sixty days of the filing date of this Form 13D.

DATE                                      SOLD                           PRICE
12/27/99                                 2,887                          $2.5312
12/28/99                                 5,513                          $2.5844
1/11/00                                 11,110                          $2.7096
1/19/00                                  3,290                          $3.50
1/21/00                                    500                          $6.50
1/24/00                                  1,000                          $7.3043
1/25/00                                    500                          $8.5573


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to Be Filed as Exhibits.

     A. Attached as Exhibit A is a copy of the Advisory Agreement between Mr. Wolfson and Power Exploration, Inc.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date January 25, 2000

                                                     /s/ Allen Wolfson
                                                     ---------------------
Date of Amendment August 1, 2000
                                                        Allen Wolfson

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1061).